EXHIBIT 99.1

POET Technologies Receives First Orders for Optical Interposer Solutions

SAN JOSE, Calif., Nov. 12, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PICs) for the data- and tele-communication markets, announced today that it has received its first orders for POET Optical Interposer™-based solutions from leading global communications companies targeting data communication applications, which represents a new served market for the Company’s products.

The orders include sales and development contracts with a value in excess of US$3 million (CAD$3.9 million) to purchase current device prototypes, to develop and provide increasingly integrated optical engine components or to systematically address specific customer integration requirements under paid development programs.  Together, these recent orders represent a material increase in the overall revenue run-rate for the Company and are expected to be fulfilled beginning now through mid-2019.  POET’s latest reported revenue for the six months ending June 30, 2018 was US$1,425,427 (CAD$1,869,804), which was entirely from sales of light source products for the sensing market.

The POET Optical Interposer is a novel platform that facilitates the co-packaging of electronics and optics in a single Chip Scale Package (CSP).  The Optical Interposer, incorporating POET’s dielectric waveguide technology, reduces coupling and transmission losses below levels found in conventional and silicon photonics (SiPh)-based devices and allows passive optical alignment as well as automated wafer scale pick-and-place assembly and test.  The result is a dramatic reduction in manufacturing costs, lower power consumption, and often smaller form factors compared to other approaches, allowing POET’s customers to produce highly differentiated products across a range of advanced photonics applications.

POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented, “We introduced the Optical Interposer in January of this year and have now received multiple orders from datacom and telecom industry leaders. This validates that we have a compelling photonics integration platform.  The Optical Interposer enables manufacturers of conventional and silicon photonics transceiver modules to reduce costs and, in some cases, to cost-effectively transition from 100G to 400G products using a common platform architecture.  We expect these current orders to lead to the inclusion of more of our Optical Interposer technology in current and future products, including 400G transceivers for datacom and low-cost devices targeted at the high-growth market for 5G cellular and next generation access networks.”

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

Company Contact:
Thomas R. Mika, EVP & CFO
tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook, as well as the success of the Company’s manufacturing ramp and datacom product development efforts. Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of more of the Company’s technology in current and future products. They also include statements regarding the timing of future announcements about financial results, development programs and commercial opportunities.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products on devices targeting next generation access networks, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075